UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Cameron International Corporation

(Exact name of registrant as specified in its charter)
Delaware ___________________ (State or other jurisdiction of incorporation)	1-13884 _________________ (Commission File Number)	76-0451843 ___________________ (I.R.S. Employer Identification No.)

1333 West Loop South, Suite 1700, Houston, Texas ________________________________________	77027 _______________
(Address of Principal Executive Offices)	(Zip Code)

Grace B. Holmes	(713) 513-3300
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
_√__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1- Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Cameron International Corporation has filed its Conflict Minerals Report for the calendar year ended December 31, 2014 as Exhibit 1.01.  The Conflict Minerals Report is available at http://investors.c-a-m.com/compliance.

Information concerning conflict minerals from recycled or scrap sources that may be contained in our in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

Item 1.02 Exhibit

Attached as an exhibit to this Form SD is the Conflict Minerals Report required by Item 1.01.

Section 2- Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report of Cameron International Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CAMERON INTERNATIONAL CORPORATION

/s/ William C. Lemmer	June 1, 2015
By:	William C. Lemmer
Title:	Senior Vice President and General Counsel